ARTICLE THIRD (h)



                  7. No Impairment.  The  Corporation  will not, by amendment of its Certificate of Incorporation, or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance of any of the terms of the Series B Preferred Stock, but will at all times, in good faith, assist in taking all actions as may be necessary or appropriate to carry out the terms of the Series B Preferred Stock; provided, however, none of the prohibitions and restrictions contained in the Credit Agreement (as hereinafter defined), or the compliance by the Corporation therewith, including, without limitation, the Corporation's agreement not to pay any dividends or distributions on any shares of its capital stock (including the Series B Preferred Stock) and its agreement not to redeem the Series B Preferred Stock, shall be deemed to constitute an impairment under this subsection 7.

                  As used herein the term the Credit Agreement shall mean the credit agreement, dated as of September 10, 1997, between the Corporation, on the one hand, and Lehman Commercial Paper Inc., Fleet Bank, N.A. and the several other banks and other financial institutions or entities from time to time parties thereto (collectively, the "Lenders") on the other hand, as amended by the Forbearance and Amendment Agreement, between the Corporation, on the one hand, and the Lenders, on the other hand, as the same may be further amended from time to time.